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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

PHI, Inc.
(Name of Issuer)
Non-Voting Common Stock, $0.10 par value per share
(Title of Class of Securities)
69336T 20 5
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	69336T 20 5	Page	2	of	6

1	NAMES OF REPORTING PERSONS: Woodbourne Partners, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Missouri

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.	69336T 20 5	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Clayton Management Company

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Missouri

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.	69336T 20 5	Page	4	of	6

1	NAMES OF REPORTING PERSONS: John D. Weil

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Missouri

	5	SOLE VOTING POWER:

NUMBER OF

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH:	8	SHARED DISPOSITIVE POWER:

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

less than 5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

CUSIP No. 69336T 20 5	13G	Page 5 of 6 Pages
AMENDMENT NO. 3 TO SCHEDULE 13G
     The Reporting Person reported the acquisition of shares of Non-Voting Common Stock, par value $.10 per share (“Stock”), of PHI, Inc., formerly Petroleum Helicopters Incorporated, a Delaware corporation (“Issuer”), 113 Borman Drive, P.O. Box 23502, Lafayette, LA 70508, in an initial filing of this Schedule 13G on April 16, 1998. In this regard, Item 5 is hereby amended as follows.
Item 5. Ownership of Less than 5 Percent of a Class.
     As a result of increases in the number of shares of the Non-Voting Common Stock outstanding, the Reporting Person(s) now hold less than 5% of the outstanding class and are not currently required to file reports under Section 13(d) or (g) of the Securities Exchange Act of 1934. In the event that the Reporting Person(s) again acquire ownership of more than 5% of such stock, a new Schedule 13G or Schedule 13D will be required.

CUSIP No. 69336T 20 5	13G	Page 6 of 6 Pages
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Dated: February 12, 2007	WOODBOURNE PARTNERS, L.P.,

by its General Partner, CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

Dated: February 12, 2007	CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

Dated: February 12, 2007	/s/ John D. Weil

John D. Weil
EXHIBIT A TO SCHEDULE 13G
AGREEMENT PURSUANT TO RULE 13d-1(k)(1)
     The undersigned persons, on February 12, 2007, agree and consent to the joint filing on their behalf of this Amendment to Schedule 13G in connection with their beneficial ownership of the Stock of Petroleum Helicopters Incorporated.

WOODBOURNE PARTNERS, L.P.,

by its General Partner, CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

CLAYTON MANAGEMENT COMPANY

/s/ John D. Weil

John D. Weil, President

/s/ John D. Weil

John D. Weil